Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

September 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Kate Beukenkamp and Donald Field

Re:	CF Acquisition Corp. VIII

Registration Statement on Form S-1

Filed August 14, 2023

File No. 333-273963

Dear Ms. Beukenkamp and Mr. Field:

On behalf of CF Acquisition Corp. VIII (the “Company” or “CF VIII”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 23, 2023 regarding the Company’s registration statement on Form S-1, File No. 333-273963, filed with the Commission on August 14, 2023 (the “Prior Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Prior Registration Statement (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Cover Page

1.	Please revise your disclosure here to highlight any differences in the current trading price, the prices the Sponsor, private placement investors and other selling securityholders acquired their ordinary shares and warrants, and the price the public securityholders acquired their ordinary shares and warrants. We note your disclosure discussing the price that each Selling Securityholder paid for the common stock being registered for resale as well as the your statement at the end of the same paragraph stating that “the Selling Securityholders may realize a positive rate of return on the sale of their common stock... when the market price per share is below $10.00 per share, even if the public stockholders experience a negative rate of return on their investment.” Later, in the last sentence of the following paragraph you state that “[t]he closing price of the CF VIII Class A Common Stock on Nasdaq on August 10, 2023 was $11.00.” Please disclose the potential profit the Selling Securityholders will earn based on the current trading price. Lastly, please revise your risk factor disclosure accordingly. We note the first two risk factors under the section titled “Risk Related to XBP Europe and the Business Combination” beginning on page 14.

Response: In response to the Staff’s comment, the disclosure on the cover page and pages 14 and 15 of the Amendment has been revised.

2.	We note the significant number of redemptions of your Class A Common Stock in connection with your Business Combination and the various extensions of the expiration of the period in which the company had to consummate the Business Combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please revise your disclosure here and where appropriate to disclose the amount of shares being registered as a percentage of your total public float. Additionally, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A Common Stock.

Response: In response to the Staff’s comment, the disclosure on the cover page and pages 31 and 32 of the Amendment has been revised.

3.	We note that certain shares being registered for resale were purchased by the Selling Securityholders for prices considerably below the current market price of the Class A Common Stock. Expand your discussion in your risk factors and MD&A to highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Common Stock. Your discussion should highlight the fact that CFAC Holdings VIII, LLC as a beneficial holder of 27% of your outstanding shares will be able to sell a significant amount of shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the disclosure on pages 14 and 70 of the Amendment has been revised.

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at javad.husain@hugheshubbard.com or by telephone at (212) 837-6046.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Javad Husain
Javad Husain
Partner

Cc:	CF Acquisition Corp. VIII
Willkie Farr & Gallagher LLP